Exhibit 99.1

PRESS RELEASE
March 21, 2024 at 7:00 a.m. ET
Gambling.com Group Q4 Revenue Rises 52% to a Quarterly Record $32.5 Million

Generates Q4 Net Income of $6.4 Million and a 54% Increase in Adjusted EBITDA to $10.6 Million

2023 Full Year Revenue Increased 42% to $108.7 Million; Net Income Rose to $18.3 Million and Adjusted EBITDA Grew 53% to $36.7 Million

Enters into Definitive Agreement to Acquire Freebets.com and Related Assets in a Highly Accretive Transaction

Introduces 2024 Guidance for Revenue of $129 - $133 Million and Adjusted EBITDA of $44 - $48 Million

CHARLOTTE – March 21, 2024 – Gambling.com Group Limited (Nasdaq: GAMB) (“Gambling.com Group” or the “Company”), a leading provider of digital marketing services for the global online gambling industry, today reported record financial results for the fourth quarter and full year ended December 31, 2023. The Company also announced a definitive agreement to acquire Freebets.com and related assets in a transaction that is expected to be immediately accretive to the Company’s financial results upon closing. In addition, the Company introduced 2024 revenue and Adjusted EBITDA guidance as detailed below.
Fourth Quarter and Full Year 2023 vs. Fourth Quarter and Full Year 2022 Financial Highlights
(USD in thousands, except per share data, unaudited)

	Three Months Ended December 31,		Change	Year ended December 31,		Change
	2023	2022	%	2023	2022	%
Revenue	32,530	21,349	52%	108,652	76,507	42%
Net income (loss) for the period attributable to shareholders (1)	6,374	(4,409)	245%	18,260	2,390	664%
Net income (loss) per share attributable to shareholders, diluted (1)	0.16	(0.12)	233%	0.47	0.06	683%
Net income margin (1)	20%	(21)%		17%	3%
Adjusted net income for the period attributable to shareholders (1)(2)	6,808	613	1011%	26,302	14,195	85%
Adjusted net income per share attributable to shareholders, diluted (1)(2)	0.18	0.02	800%	0.68	0.37	84%
Adjusted EBITDA (1)(2)	10,572	6,855	54%	36,715	24,069	53%
Adjusted EBITDA Margin (1)(2)	32%	32%		34%	31%
Cash flows (used in) generated by operating activities	6,962	6,188	13%	17,910	18,755	(5)%
Free Cash Flow (2)	(118)	364	(132)%	16,185	9,467	71%
__________
(1) For the three months ended December 31, 2023, Net income and Net income per share include, and Adjusted net income and Adjusted net income per share exclude, adjustments related to the Company's 2022 acquisitions of RotoWire and BonusFinder of $0.3 million, or $0.01 per share. Similarly, these adjustments totaled $4.4 million, or $0.13 per share, for the three months ended December 31, 2022. For the year ended December 31, 2023, Net income and Net income per share include, and Adjusted net income and Adjusted net income per share exclude, adjustments related to the Company's 2022 acquisitions of RotoWire and BonusFinder of $7.7 million, or $0.21 per share. Similarly, these adjustments totaled $11.2 million, or $0.31 per share, for the year ended December 31, 2022. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments.
(2) Represents a non-IFRS measure. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for reconciliations to the comparable IFRS numbers.

Charles Gillespie, Chief Executive Officer and Co-Founder of Gambling.com Group commented, “Our fourth quarter results extended our strong record of delivering high top-line growth and attractive margins. With consistent execution over the years, and especially over the past four years in North America, we have established one of the strongest and highest-growth performance marketing businesses in the online gambling industry. Our operating momentum continued throughout 2023 and the undeniable power of our capital efficient business is on full display in our full year results which include a 42% increase in revenue to $108.7 million, a 53% rise in Adjusted EBITDA to $36.7 million and 71% growth in Free Cash Flow to $16.2 million.

“Our fourth quarter and full year North American revenue increased 103% and 69%, respectively. Growth was driven by new state launches, strong increases in 'same-state' sales and our blossoming media partnership initiatives. We are confident in our ability to continue growing our North American market share this year and we will also benefit from the recent launch of online sports betting in our home state of North Carolina, where we are off to a strong start since the market launched on March 11th.

“Gambling.com Group is positioned for continued revenue, Adjusted EBITDA and Free Cash Flow growth in 2024 and beyond across all of our markets. As significant shareholders, the founders and senior management of Gambling.com Group remain fully aligned with all owners and we are steadfastly committed to enhancing shareholder value.”

Enters into Definitive Agreement to Acquire Freebets.com and Related Assets

Gambling.com Group also announced today that it will expand its presence across the United Kingdom and other European markets through a definitive agreement to acquire Freebets.com and related assets. Closing is expected at the beginning of April, subject to customary closing conditions. Gambling.com Group anticipates that these assets will produce revenue of approximately $10.0 million and incremental Adjusted EBITDA of approximately $5.0 million during the nine months from April to December 2024.

The Company will acquire these assets for a total consideration of between $37.5 million and $42.5 million, consisting of $20.0 million paid on closing, $10.0 million paid on the six-month anniversary of closing and between $7.5 million and $12.5 million to be paid on the one-year anniversary of the closing subject to the revenue performance of the assets during the remainder of 2024. Gambling.com Group expects to fund the purchase price from existing cash on hand, borrowings under the recently announced credit facility and future cash flow.

“This acquisition will provide us with another big brand and assets that complement our existing website portfolio in a number of our key-focus markets, enabling us to drive further growth which is both high margin and highly accretive,” said Charles Gillespie. “By operating these assets on our technology platform, we expect to unlock their full potential. We are confident that this latest acquisition will create incremental shareholder value in the same way we have done with previous acquisitions.”
Fourth Quarter 2023 and Recent Business Highlights

•Grew North American revenue 103% to $20.3 million
•Delivered more than 159,000 new depositing customers ("NDCs")
•Strong contribution from Kentucky following launch in late September
•Acquired European casino domains and related assets for $6.4 million
•Repurchased 205,727 shares for an average price of $9.70
•Won the iGB Casino Affiliate of the Year Award
•Launched operations in our home state of North Carolina on March 11th
•Secured new $50 million credit facility with Wells Fargo Bank, National Association
•Entered into a definitive agreement to acquire Freebets.com and related assets

Elias Mark, Chief Financial Officer of Gambling.com Group, added, “The strong value we create for our online gambling operator partners is evident in the 56% increase in the number of NDCs we sent to them in 2023. Consistent with our capital efficient DNA, nearly all of our revenue growth in 2023 was organic(1) which we again converted into Free Cash Flow at a very high percentage. We are positioned to further our operating momentum in 2024 as the mid-points of our revenue and Adjusted EBITDA outlook reflect growth of 21% and 25%, respectively.”

(1) Organic growth refers to the percentage change in revenue during a period compared to the same period the previous year. Organic growth is adjusted to exclude revenue from businesses acquired during the preceeding12 months.
2024 Outlook

The Company announced its 2024 guidance as follows:

	Low	Midpoint	High	FY 2023
Revenue (millions)	129	131	133	108.7
Adjusted EBITDA (millions)	44	46	48	36.7

The Company introduces full year 2024 guidance for revenue of $129 million to $133 million and Adjusted EBITDA of $44 million to $48 million.

The Company’s guidance assumes:

•Following the launch of sports betting in North Carolina on March 11th, no additional North American markets coming online over the balance of 2024
•No benefit from any new acquisitions, apart from approximately $10 million in revenue and $5 million in incremental Adjusted EBITDA related to the acquisition of Freebets.com and related assets as described above
•An average EUR/USD exchange rate of 1.09 throughout 2024
Conference Call Details

Date/Time:	Thursday, March 21, 2024, at 8:00 a.m. ET
Webcast:	https://www.webcast-eqs.com/gamb20240314/en
U.S. Toll-Free Dial In:	877-407-0890
International Dial In:	1 201-389-0918
To access, please dial in approximately 10 minutes before the start of the call. An archived webcast of the conference call will also be available in the News & Events section of the Company’s website at gambling.com/corporate/investors/news-events. Information contained on the Company’s website is not incorporated into this press release.
###
For further information, please contact:

Investors: Peter McGough, Gambling.com Group, investors@gdcgroup.com
Richard Land, Norberto Aja, JCIR, GAMB@jcir.com, 212-835-8500
Media: Eddie Motl, Gambling.com Group, media@gdcgroup.com

About Gambling.com Group Limited

Gambling.com Group Limited (Nasdaq: GAMB) (the "Group") is a multi-award-winning performance marketing company and a leading provider of digital marketing services active in the online gambling industry. Founded in 2006, the Group has offices globally, primarily operating in the United States and Ireland. Through its proprietary technology platform, the Group publishes a portfolio of premier branded websites including Gambling.com, Bookies.com, Casinos.com and RotoWire.com. Gambling.com Group owns and operates more than 50 websites in seven languages across 15 national markets covering all aspects of the online gambling industry, including iGaming and sports betting, and the fantasy sports industry.
Use of Non-IFRS Measures
This press release contains certain non-IFRS financial measures, such as Adjusted Net Income, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, and related ratios. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers.
Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that relate to our current expectations and views of future events. All statements other than statements of historical facts contained in this press release, including statements relating to our expectation of continued growth in the North American market and other established markets, benefits from the recent launch of online sports betting in North Carolina, our ability to scale and optimize our media partnerships, whether the acquisition of Freebets.com and related assets is immediately accretive and creates additional shareholder value, the 2024 revenue of Freebets.com and related assets, the funding of the purchase price and whether the customary closing conditions of the acquisition of Freebets.com and related assets will be met, the expected continuation to benefit from near- and long-term opportunities to deliver profitable organic growth, whether our ability to leverage revenue drivers with our business model will continue to increase shareholder value, availability of additional, accretive acquisition opportunities, and our 2024 outlook, are all forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, contingencies, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance, or achievements to be materially and/or significantly different from any future results, performance or achievements expressed or implied by the forward-looking statement. Important factors that could cause actual results to differ materially from our expectations are discussed under “Item 3. Key Information - Risk Factors” in Gambling.com Group’s annual report filed on Form 20-F for the year ended December 31, 2022 with the U.S. Securities and Exchange Commission (the “SEC”) on March 23, 2023, and Gambling.com Group’s other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Gambling.com Group disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Consolidated Statements of Comprehensive Income (Loss) (Unaudited)
(USD in thousands, except per share amounts)

The following table details the consolidated statements of comprehensive income for the three and twelve months ended December 31, 2023 and 2022 in the Company's reporting currency and constant currency.

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended December 31,		Change	Change	Twelve Months Ended December 31,		Change	Change
	2023	2022	%	%	2023	2022	%	%
Revenue	32,530	21,349	52%	45%	108,652	76,507	42%	38%
Cost of sales	(5,089)	(629)	709%	668%	(9,112)	(2,959)	208%	198%
Gross profit	27,441	20,720	32%	26%	99,540	73,548	35%	31%
Sales and marketing expenses	(9,687)	(9,401)	3%	(2)%	(35,331)	(33,740)	5%	1%
Technology expenses	(3,058)	(2,208)	39%	31%	(10,287)	(6,764)	52%	47%
General and administrative expenses	(6,994)	(5,201)	34%	28%	(24,291)	(19,519)	24%	21%
Movements in credit losses allowance	468	102	359%	337%	(914)	(796)	15%	11%
Fair value movement on contingent consideration	—	(4,317)	(100)%	(100)%	(6,939)	(10,852)	(36)%	(38)%
Operating profit	8,170	(305)	2779%	(2637)%	21,778	1,877	1060%	1023%
Finance income	620	—	100%	100%	634	2,322	(73)%	(74)%
Finance expenses	(2,577)	(4,434)	42%	(45)%	(2,271)	(1,299)	75%	69%
Income before tax	6,215	(4,739)	231%	(224)%	20,141	2,900	595%	572%
Income tax (charge) credit	159	330	(52)%	(54)%	(1,881)	(510)	269%	257%
Net income for the period attributable to shareholders	6,374	(4,409)	245%	(237)%	18,260	2,390	664%	640%
Other comprehensive income (loss)
Exchange differences on translating foreign currencies	4,953	9,095	(46)%	(48)%	2,868	(4,793)	(160)%	(158)%
Total comprehensive income (loss) for the period attributable to shareholders	11,327	4,686	142%	(129)%	21,128	(2,403)	979%	952%

Consolidated Statements of Financial Position (Unaudited)
(USD in thousands)

	DECEMBER 31, 2023	DECEMBER 31, 2022
ASSETS
Non-current assets
Property and equipment	908	714
Right-of-use assets	1,460	1,818
Intangible assets	98,000	88,521
Deferred compensation cost	—	29
Deferred tax asset	7,134	5,832
Total non-current assets	107,502	96,914
Current assets
Trade and other receivables	21,938	12,222
Inventories	—	75
Cash and cash equivalents	25,429	29,664
Total current assets	47,367	41,961
Total assets	154,869	138,875
EQUITY AND LIABILITIES
Equity
Share capital	—	—
Capital reserve	74,166	63,723
Treasury shares	(3,107)	(348)
Share options and warrants reserve	7,414	4,411
Foreign exchange translation deficit	(4,207)	(7,075)
Retained earnings	44,658	26,398
Total equity	118,924	87,109
Non-current liabilities
Other payables	—	290
Deferred consideration	—	4,774
Contingent consideration	—	11,297
Lease liability	1,190	1,518
Deferred tax liability	2,008	2,179
Total non-current liabilities	3,198	20,058
Current liabilities
Trade and other payables	10,793	6,342
Deferred income	2,207	1,692
Deferred consideration	18,811	2,800
Contingent consideration	—	19,378
Other liability	308	226
Lease liability	533	554
Income tax payable	95	716
Total current liabilities	32,747	31,708
Total liabilities	35,945	51,766
Total equity and liabilities	154,869	138,875

Consolidated Statements of Cash Flows (Unaudited)
(USD in thousands)

	Three Months Ended December 31,		Year ended December 31,
	2023	2022	2023	2022
Cash flow from operating activities
Income before tax	6,215	(4,739)	20,141	2,900
Finance cost / (income), net	1,957	4,434	1,637	(1,023)

Adjustments for non-cash items:
Depreciation and amortization	568	1,401	2,088	6,959
Movements in credit loss allowance	(468)	(102)	914	796
Fair value movement on contingent consideration	—	4,317	6,939	10,852
Share-based payment expense	817	814	3,607	3,214
Warrants repurchased	—	—	—	(800)
Income tax paid	(2,063)	(628)	(3,826)	(1,444)
Payment of contingent consideration	—	—	(4,621)	—
Payment of deferred consideration	—	—	(2,897)	—
Cash flows from operating activities before changes in working capital	7,026	5,497	23,982	21,454
Changes in working capital
Trade and other receivables	(3,260)	(907)	(10,387)	(5,838)
Trade and other payables	3,196	1,673	4,240	3,214
Inventories	—	(75)	75	(75)
Cash flows (used in ) generated by operating activities	6,962	6,188	17,910	18,755
Cash flows from investing activities
Acquisition of property and equipment	(157)	—	(451)	(330)
Acquisition of intangible assets	(6,924)	(5,824)	(8,792)	(8,958)
Acquisition of subsidiaries, net of cash acquired	—	—	—	(23,411)
Interest received from bank deposits	90	—	259	—
Payment of deferred consideration	—	—	(4,933)	—
Payment of contingent consideration	—	—	(5,557)	—
Cash flows used in investing activities	(6,991)	(5,824)	(19,474)	(32,699)
Cash flows from financing activities
Exercise of share options	—	—	106	—
Treasury shares acquired	(1,813)	(348)	(2,572)	(348)
Repayment of borrowings	—	(6,000)	—	(6,000)
Interest payment attributable to third party borrowings	—	(99)	—	(458)
Interest payment attributable to deferred consideration settled	—	—	(110)	—
Principal paid on lease liability	(98)	(75)	(402)	(315)
Interest paid on lease liability	(38)	(47)	(165)	(189)
Cash flows used in financing activities	(1,949)	(6,569)	(3,143)	(7,310)
Net movement in cash and cash equivalents	(1,978)	(6,205)	(4,707)	(21,254)
Cash and cash equivalents at the beginning of the period	26,884	35,092	29,664	51,047
Net foreign exchange differences on cash and cash equivalents	522	777	472	(129)
Cash and cash equivalents at the end of the period	25,429	29,664	25,429	29,664

Earnings Per Share
Below is a reconciliation of basic and diluted earnings per share as presented in the Consolidated Statement of Comprehensive Income for the period specified, stated in USD thousands, except per share amounts (unaudited):

	Three Months Ended December 31,		Reporting Currency Change	Constant Currency Change	Year Ended December 31,		Reporting Currency Change	Constant Currency Change
	2023	2022	%	%	2023	2022	%	%
Net income for the period attributable to shareholders	6,374	(4,409)	245%	(237)%	18,260	2,390	664%	640%
Weighted-average number of ordinary shares, basic	37,403,888	36,467,299	3%	3%	37,083,262	35,828,204	4%	4%
Net income per share attributable to shareholders, basic	0.17	(0.12)	242%	(231)%	0.49	0.07	600%	600%

Net income for the period attributable to shareholders	6,374	(4,409)	245%	(237)%	18,260	2,390	664%	640%
Weighted-average number of ordinary shares, diluted	38,879,038	37,289,010	4%	4%	38,542,166	38,212,108	1%	1%
Net income per share attributable to shareholders, diluted	0.16	(0.12)	233%	(233)%	0.47	0.06	683%	683%
Supplemental Information
Rounding
We have made rounding adjustments to some of the figures included in the discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes thereto. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.
Non-IFRS Financial Measures
Management uses several financial measures, both IFRS and non-IFRS financial measures in analyzing and assessing the overall performance of the business and for making operational decisions.
Adjusted Net Income and Adjusted Net Income Per Share

Adjusted net income is a non-IFRS financial measure defined as net income attributable to equity holders excluding the fair value gain or loss related to contingent consideration, unwinding of deferred consideration, and certain employee bonuses related to acquisitions. Adjusted net income per diluted share is a non-IFRS financial measure defined as adjusted net income attributable to equity holders divided by the diluted weighted average number of common shares outstanding.

We believe adjusted net income and adjusted net income per diluted share are useful to our management as a measure of comparative performance from period to period as these measures remove the effect of the fair value gain or loss related to the contingent consideration, unwinding of deferred consideration, and certain employee bonuses, all associated with our acquisitions, during the limited period where these items are incurred. We expect to incur expenses related to the unwinding of deferred consideration and employee bonuses until April 2024. See Note 5 of the consolidated financial statements for the year ended December 31, 2023 for a description of the contingent and deferred considerations associated with our acquisitions.
Below is a reconciliation to Adjusted net income attributable to equity holders and Adjusted net income per share, diluted from net income for the period attributable to the equity holders and net income per share attributed to ordinary shareholders, diluted as presented in the Consolidated Statements of Comprehensive Income (Loss) and for the period specified stated in the Company's reporting currency and constant currency (unaudited):

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three months ended December 31,		Change	Change	Year ended December 31,		Change	Change
	2023	2022	%	%	2023	2022	%	%
Revenue	32,530	21,349	52%	45%	108,652	76,507	42%	38%
Net income (loss) for the period attributable to shareholders	6,374	(4,409)	245%	(237)%	18,260	2,390	664%	640%
Net income margin	20%	(21)%			17%	3%

Net income (loss) for the period attributable to shareholders	6,374	(4,409)	245%	(237)%	18,260	2,390	664%	640%
Fair value movement on contingent consideration (1)	—	4,317	(100)%	(100)%	6,939	10,852	(36)%	(38)%
Unwinding of deferred consideration (1)	309	77	301%	277%	735	325	126%	119%
Employees' bonuses related to acquisition(1)	125	628	(80)%	(81)%	368	628	(41)%	(43)%
Adjusted net income for the period attributable to shareholders	6,808	613	1011%	939%	26,302	14,195	85%	79%
Net income per share attributable to shareholders, basic	0.17	-0.12	242%	(231)%	0.49	0.07	600%	600%
Effect of adjustments for fair value movements on contingent consideration, basic	0.00	0.12	(100)%	(100)%	0.19	0.30	(37)%	(39)%
Effect of adjustments for unwinding on deferred consideration, basic	0.01	0.01	—%	—%	0.02	0.01	100%	100%
Effect of adjustments for bonuses related to acquisition, basic	0.00	0.01	—%	—%	0.01	0.02	(50)%	(50)%
Adjusted net income per share attributable to shareholders, basic	0.18	0.02	800%	800%	0.71	0.40	78%	73%
Net income per share attributable to ordinary shareholders, diluted	0.16	-0.12	233%	(233)%	0.47	0.06	683%	683%
Adjusted net income per share attributable to shareholders, diluted	0.18	0.02	800%	800%	0.68	0.37	84%	79%
__________
(1) There is no tax impact from fair value movement on contingent consideration, unwinding of deferred consideration or employee bonuses related to acquisition.
EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin
EBITDA is a non-IFRS financial measure defined as earnings excluding interest, income tax (charge) credit, depreciation, and amortization. Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense, foreign exchange gains (losses), fair value of contingent consideration, and other items that our board of directors believes do not reflect the underlying performance of the business, including acquisition related expenses, such as acquisition related costs and bonuses. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue.
We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management team as a measure of comparative operating performance from period to period as those measures remove the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events.
While we use Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of Adjusted EBITDA and Adjusted EBITDA Margin as compared to IFRS results are that Adjusted EBITDA and Adjusted EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluating our performance.

Below is a reconciliation to EBITDA, Adjusted EBITDA from net income for the period attributable to shareholders as presented in the Consolidated Statements of Comprehensive Income and for the period specified (unaudited):

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended December 31,		Change	Change	Year ended December 31,		Change	Change
	2023	2022	%	%	2023	2022	%	%
	(USD in thousands)				(USD in thousands)
Net income (loss) for the period attributable to shareholders	6,374	(4,409)	(245)%	(237)%	18,260	2,390	664%	640%
Add back (deduct):
Interest expenses on borrowings and lease liability	38	150	(75)%	(76)%	165	646	(74)%	(75)%
Income tax charge	(159)	(330)	(52)%	(52)%	1,881	510	269%	257%
Depreciation expense	63	43	47%	41%	246	190	29%	26%
Amortization expense	505	1,358	(63)%	(65)%	1,842	6,769	(73)%	(74)%
EBITDA	6,821	(3,188)	(314)%	(303)%	22,394	10,505	113%	106%
Share-based payment expense	997	814	22%	16%	3,787	3,214	18%	14%
Fair value movement on contingent consideration	—	4,317	(100)%	(100)%	6,939	10,852	(36)%	(38)%
Unwinding of deferred consideration	309	77	301%	281%	735	325	126%	119%
Foreign currency translation losses (gains), net	1,699	4,293	(60)%	(62)%	923	(2,097)	(144)%	(143)%
Interest income from bank deposits	(90)	—	100%	100%	(259)	—	100%	100%
Other finance results	1	(86)	(101)%	(101)%	73	103	(29)%	(31)%
Secondary offering related costs	—	—	100%	—%	733	—	100%	100%
Acquisition related costs (1)	508	—	100%	100%	821	539	52%	47%
Employees' bonuses related to acquisition	125	628	(80)%	100%	368	628	(41)%	(43)%
Employee bonuses related to the public offerings	201	—	100%	100%	201	—	100%	100%
Adjusted EBITDA	10,572	6,855	54%	47%	36,715	24,069	53%	48%

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(1) The acquisition costs are related to historical and potential business combinations of the Group.

Below is the Adjusted EBITDA Margin calculation for the period specified stated in the Company's reporting currency and constant currency (unaudited):

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended December 31,		Change	Change	Year ended December 31,		Change	Change
	2023	2022	%	%	2023	2022	%	%
	(USD in thousands, except margin)				(in thousands USD, except margin)
Revenue	32,530	21,349	52%	45%	108,652	76,507	42%	38%
Adjusted EBITDA	10,572	6,855	54%	47%	36,715	24,069	53%	48%
Adjusted EBITDA Margin	32%	32%			34%	31%
In regard to forward looking non-IFRS guidance, we are not able to reconcile the forward-looking non-IFRS Adjusted EBITDA measure to the closest corresponding IFRS measure without unreasonable efforts because we are unable to predict the ultimate outcome of certain significant items including, but not limited to, fair value movements, share-based payments for future awards, acquisition-related expenses and certain financing and tax items.
Free Cash Flow
Free Cash Flow is a non-IFRS liquidity financial measure defined as cash flow from operating activities adjusted for payments related to contingent and deferred consideration included within operating cash flow less capital expenditures.
We believe Free Cash Flow is useful to our management team as a measure of financial performance as it measures our ability to generate additional cash from our operations. While we use Free Cash Flow as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow is a substitute for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS.
The primary limitation associated with the use of Free Cash Flow as compared to IFRS metrics is that Free Cash Flow does not represent residual cash flows available for discretionary expenditures because the measure does not deduct the payments required for debt service and other obligations or payments made for business acquisitions. Free Cash Flow as we define it also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry.

Below is a reconciliation to Free Cash Flow from cash flows generated by operating activities as presented in the Consolidated Statement of Cash Flows for the period specified in the Company's reporting currency (unaudited):

	Three Months Ended December 31,		Change	Year ended December 31,		Change
	2023	2022	%	2023	2022	%
	(in thousands USD, unaudited)			(USD in thousands, unaudited)
Cash flows generated by operating activities	6,962	6,188	13%	17,910	18,755	(5)%
Adjustment for items presented in operating activities:
Payment of contingent consideration	—	—	—%	4,621	—	100%
Payment of deferred consideration	—	—	—%	2,897	—	100%
Adjustment for items presenting in investing activities:
Capital Expenditures (1)	(7,081)	(5,824)	22%	(9,243)	(9,288)	—%
Free Cash Flow	(118)	364	(132)%	16,185	9,467	71%
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(1) Capital expenditures are defined as the acquisition of property and equipment and the acquisition of intangible assets, and excludes cash flows related to business combinations.